FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 13, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Gyula Fazekas, Matáv IR
+36 1 457 6186
Tamás Dancsecs, Matáv IR
+36 1 457 6084
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

REGULATOR APPROVES MATÁV’S REFERENCE UNBUNDLING, INTERCONNECTION AND LEASED LINE OFFERS

BUDAPEST – January 13, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that the Communications Authority has published its approval of the new reference unbundling, interconnection and leased line interconnection offers.

According to the Hungarian Telecom Law service providers with significant market power have had to apply the long run incremental costing (LRIC) methodology since January 1, 2003. In line with this, Matáv has already had its reference offers with LRIC based fees approved.

In June 2003, a Ministerial Decree (No 9/2003) was issued by the Ministry of Informatics and Communications prescribing a new cost of capital and detailed requirements of the LRIC methodology. To comply with this new decree, Matáv filed a new reference interconnection and leased line interconnection offer (MARIO) and reference unbundling offer (MARUO) on August 18, 2003. The cost of capital prescribed for Matáv has changed from 19% to 15%. The framework of the offers remains unchanged.

CHANGES TO THE INTERCONNECTION AND LEASED LINE INTERCONNECTION OFFER

•                  As described by a Government Decree (No 125/2003, issued in August), service providers with significant market power have to supplement their reference offers with the conditions of number portability. The filed and approved reference offer includes the ported number installation service, which provides the ability for customers to transfer their telephone service to another service provider without a change of telephone number. According to the decision of the Arbitration Committee(AC), the ported number installation fee, which is a new fee in MARIO, is HUF 4,229 per  ported number.

•                  Based on the AC’s decision, certain related services and their fees were excluded from the scope of the RIO including the cabinet provisioning, preselection order examination and the supplement of subscribers’ traffic data.

1. Traffic pricing

•                  According to the Decree 3/2002 of the Ministry of Informatics and Communications, the additionally applicable access deficit surcharge (which has been HUF 1/min since February 15, 2003) is eliminated from January 1, 2004.

•                  The impact of the recently approved interconnection fees will be an average decrease in tariffs of 16% compared to the former levels. The table below sets out the new and former per minute interconnection rates excluding VAT:

IC traffic services HUF/min	Peak - new	Off peak - new	Peak - old	Off peak - old
Local origination fee	3.70	1.42	4.48	1.65
Regional origination fee	4.87	1.87	5.94	2.19
National origination fee	5.69	2.18	6.89	2.54

Local termination fee	3.20	1.23	3.93	1.45
Regional termination fee	4.38	1.67	5.38	1.99
National termination fee	5.19	1.99	6.34	2.34

•                  The cost based regional and national transit fees decreased to HUF/min 0.94 and HUF/min 1.58 respectively, for both peak and off peak calls from HUF/min 1.18 and HUF/min 1.92.

2. Pricing of related services and leased line interconnection services

•                  The monthly fees for the IC link have decreased by 6-7%, while the IC link one-off installation fee decreased by 6%.

•                  Fees for pre-selection and call-by-call services decreased by 5% on average. The one time installation fee for preselection is HUF 4,073 per subscriber.

•                  With respect to reference leased line services, installation fees are HUF 87,929 and HUF 58,729, respectively. Monthly fees for the different services vary between HUF 59,000-295,000.

•                  According to the AC’s decision collocation fees are determined in RIO as follows:

Matáv must support the costs of providing the minimum requirements by means of invoices. If no invoices are available, Matáv should document the costs for the Partners based on a technical survey.

Matáv believes that the interconnection fees will continue to move toward the corresponding benchmark of the European Union following the normal course of procedures.

CHANGES TO THE UNBUNDLING OFFER

Changes to the fees of the services

•                  In average RUO fees have decreased by 6%

•                  Net monthly local loop fees are set out in the table below.

HUF	New fee	Previous fee
Monthly fee for full local loop unbundling	2,917	3,544
Monthly fee for partial local loop unbundling	2,844	3,290

•                  The one time examination fee for a local loop decreased from HUF 39,099 to HUF 37,052.

•                  The one-off fee for furnishing the unbundling with a 100 loop capacity block amounts to between HUF 83,175 and HUF 394,710. The one-off connection fee for the full or partial unbundling of the loop decreased to HUF 23,350 and HUF 24,886 respectively.

•                  Based on the AC’s decision, certain related services and their fees were excluded from the scope of the RUO including disconnection, order cancellation, technical supervision and unjustified repair request.

•                  According to the AC’s decision collocation fees are determined in RUO as follows:

Matáv must support the costs of providing the minimum requirements by means of invoices. If no invoices are available, Matáv should document the costs for the Partners based on a technical survey.

According to the new Hungarian telecom law, the calculation method for RUO fees should be brought in line with the fully distributed historical cost (FDC) methodology in the next reference offer to be filed on January 15, 2004.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: January 13, 2004